SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                                   Octel Corp.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    657727101
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                                 (CUSIP Number)

                                                     with a copy to:
                                                     Robert G. Minion, Esq.
         Jeffrey S. Halis                            Lowenstein Sandler PC
         10 East 50th Street                         65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 588-9697                              (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.657727101

    1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Jeffrey S. Halis

    2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                   (a)                                Not
                   (b)                             Applicable

    3)   SEC Use Only

    4)   Source of Funds (See Instructions):  WC

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                        Not Applicable

    6)   Citizenship or Place of Organization:           United States

         Number of                        7) Sole Voting Power:       1,223,752*
                                             -----------------------------------
         Shares Beneficially              8) Shared Voting Power:
         Owned by
         Each Reporting                   9) Sole Dispositive Power:  1,223,752*
                                             -----------------------------------
         Person With:                    10) Shared Dispositive Power:
                                             -----------------------------------

   11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,223,752*

   12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):

                        Not Applicable

   13)   Percent of Class Represented by Amount in Row (11):      8.8%*

   14)   Type of Reporting Person (See Instructions):       IA

_______________
* 553,323 shares (4.0%) of Octel Corp. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 431,269 shares (3.1%) of Octel Corp. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 43,260 shares (0.3%) of Octel Corp. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 195,900 shares (1.4%) of Octel Corp. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo International"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional and Madison and the Investment Management Agreement of Halo International, Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall, Tyndall Institutional, Madison, and Halo International, respectively. Jeffrey S. Halis' interest in the shares set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo International, respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer.

          Based upon the Quarterly Report of Octel Corp. for the fiscal quarter ended on March 31, 1999, as of April 30, 1999 there were issued and outstanding 13,911,534 shares of common stock of Octel Corp. As of July 30, 1999, Tyndall Partners, L.P. owned 553,323 of such shares, or 4.0% of those outstanding, Tyndall Institutional Partners, L.P. owned 431,269 of such shares, or 3.1% of those outstanding, Madison Avenue Partners, L.P. owned 43,260 of such shares, or 0.3% of those outstanding, and Halo International, Ltd. owned 195,900 of such shares, or 1.4% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Octel Corp. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P. and Halo International, Ltd. During the sixty days preceding the date of event which requires filing of this statement, the following transactions were effected in distributions to withdrawing partners and in ordinary brokers transactions: A. Tyndall Partners, L.P.


         Date                         Quantity                         Price              Transaction Type

                                   (Purchases)

                                      NONE

                                     (Sales)

    July 22, 1999                      3,000                           $12.86             Open Market
    July 23, 1999                      1,000                           $12.82             Open Market
    July 30, 1999                     39,077                           $12.31             Distribution to
                                                                                          withdrawing partner


                     B. Tyndall Institutional Partners, L.P.

    Date                              Quantity                         Price              Transaction Type

                                      NONE

                                     (Sales)

    July 1, 1999                      6,431                            $12.50             Distribution to
                                                                                          withdrawing partner



                        C. Madison Avenue Partners, L.P.

         Date                         Quantity                         Price              Transaction Type

                                   (Purchases)

                                      NONE

                                     (Sales)

    July 2, 1999                      10,000                           $12.91             Open Market
    July 8, 1999                      12,500                           $12.57             Open Market
    July 30, 1999                     13,940                           $12.31             Distribution to
                                                                                          withdrawing partner


                           D. Halo International, Ltd.

         Date                         Quantity                         Price              Transaction Type

                                   (Purchases)

                                      NONE

                                     (Sales)

    June 28, 1999                      1,200                           $12.82             Open Market
    June 29, 1999                      4,000                           $12.82             Open Market
    June 30, 1999                     10,000                           $12.82             Open Market
    July 8, 1999                      37,500                           $12.57             Open Market
    July 12, 1999                     10,000                           $13.20             Open Market
    July 13, 1999                        300                           $13.32             Open Market


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                 August 9, 1999


                                                 /s/ Jeffrey S. Halis
                                                 Jeffrey  S.  Halis, as a member
                                                 of Jeffrey Management,  L.L.C.,
                                                 a general   partner  of    Halo
                                                 Capital   Partners,  L.P.,  the
                                                 general    partner   of each of
                                                 Tyndall       Partners,   L.P.,
                                                 Tyndall Institutional Partners,
                                                 L.P., and Madison Avenue  Part-
                                                 ners, L.P.


                                                 /s/ Jeffrey S. Halis
                                                 Jeffrey  S. Halis,  as a member
                                                 of   Jemi  Management,  L.L.C.,
                                                 the Investment Manager for Halo
                                                 International, Ltd.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).